UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 2425 2485 Fax: (56 2) 2425 2493 www.sqm.com

Santiago, Chile. August 24, 2016.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the six months ended June 30, 2016 of US$141.6 million (US$0.54 per ADR), a decrease from US$154.9 million (US$0.59 per ADR) for the six months ended June 30, 2015. Gross Margin(2) reached US$260.5 million (29.6% of revenues) for the six months ended June 30, 2016, lower than US$295.2 million (33.9% of revenues) recorded for the six months ended June 30, 2015. Revenues totaled US$881.5 million for the six months ended June 30, 2016, representing an increase of 1.1% compared to US$871.8 million reported for the six months ended June 30, 2015.

The Company also announced earnings for the second quarter of 2016, reporting net income of US$83.1 million (US$0.32 per ADR) compared to US$83.2 million (US$0.32 per ADR) for the second quarter of 2015. Gross margin for the second quarter of 2016 reached US$146.9 million; lower than the US$164.6 million recorded for the second quarter of 2015. Revenues totaled US$489.6 million, an increase of approximately 1.1% compared to the second quarter of 2015, when revenues amounted to US$484.2 million.

SQM’s Chief Executive Officer, Patricio de Solminihac, stated, “During the first half of 2016 we saw higher volumes of potassium chloride, iodine, lithium and specialty plant nutrients. These higher sales volumes were in line with our expectations as were the market trends in general: higher prices in lithium, the continued downward trend in iodine prices and lower average prices of potassium products.”

“In the fertilizer markets, potassium chloride sales volumes for the first six months of 2016 were up over 14% when compared to the same period last year. We expect the sales volumes for 2016 to be at least 20% stronger than the sales volumes that we saw last year. Following the closure of potassium chloride contracts between other potash producers and China, we have seen some slight price recovery recently, and hope that this trend will continue during the remainder of 2016.”

“Pricing in the specialty plant nutrition business line has been more stable than in the potassium chloride and potassium sulfate business line, but we did see a slight decrease of almost 4% during the first half of the year, mainly as a result of lower potassium chloride prices. These lower prices were mostly offset by higher sales volumes, specifically related to our water soluble products, a market where we still expect to see market growth during 2016.”

“Our sales volumes of iodine continue to grow, as proof, in the second quarter we reported the strongest sales volumes we have seen in years. However, we do not expect the downward price pressure to soften in the near future.”

He went on to say, “We continue to believe in the solar salts(3) market, but due to some delays in concentrated solar power plant projects, it is estimated that solar salt sales volumes during 2016 will not reach the 70,000MT that we had originally anticipated. We believe that the majority of these sales volumes will be delayed.”

Mr. de Solminihac concluded by saying, “The lithium market continues to demand more supply from major players. In response to this need, our sales volumes grew over 30% during the first half of this year when compared with 2015. We expect our sales volumes will surpass our original expectations, and we could see sales volumes increase 25% when compared to sales volumes seen last year. These higher volumes will be further emphasized by the higher prices of both lithium carbonate and lithium hydroxide. In other lithium news, we continue to move forward with our partner Lithium Americas on the feasibility study related to the Caucharí-Olaroz lithium project in Argentina. We are pleased to announce that we now expect production capacity could reach 50,000MT. This capacity will be brought to the market in two stages of 25,000MT each, and as originally planned, we are anticipating that construction will begin during the first half of 2017.”

Segment Analysis

Specialty Plant Nutrition (SPN)

Revenues from our Specialty Plant Nutrition business line for the six months ended June 30, 2016 totaled US$332.2 million, similar to the US$335.3 million reported for the six months ended June 30, 2015.

Second quarter 2016 revenues reached US$191.1 million, similar to the US$192.2 million reported in the second quarter of 2015.

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Specialty Plant Nutrition Sales Volumes and Revenues:

		1H2016	1H2015	2016/2015
Specialty Plant Nutrition Total Volumes	Th. MT	428.1	415.5	12.8	3%
Sodium Nitrate	Th. MT	8.2	12.3	-4.1	-34%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	263.3	266.5	-3.1	-1%
Specialty Blends	Th. MT	90.5	80.3	10.2	13%
Other specialty plant nutrients (*)	Th. MT	66.1	56.4	9.8	17%
Specialty Plant Nutrition Revenues	MUS$	332.2	335.3	-3.1	-1%
*Includes trading of other specialty fertilizers.

		2Q2016	2Q2015	2016/2015
Specialty Plant Nutrition Total Volumes	Th. MT	254.0	244.5	9.6	4%
Sodium Nitrate	Th. MT	3.7	3.6	0.1	3%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	161.1	166.8	-5.7	-3%
Specialty Blends	Th. MT	57.4	48.5	9.0	19%
Other specialty plant nutrients (*)	Th. MT	31.8	25.6	6.2	24%
Specialty Plant Nutrition Revenues	MUS$	191.1	192.2	-1.1	-1%
*Includes trading of other specialty fertilizers.

Sales volumes for this business line increased slightly during the first half of 2016; sales volumes of water soluble products outweighed those of field fertilizers. As a result, our product mix has become more favorable, with more sales of value-added products. Prices in this business line decreased as a result of the pressure related to lower prices in the potassium chloride market; we have seen prices in the specialty plant nutrition business line dropped almost 7% compared to the first quarter of this year.

We expect to see continued growth in the water soluble market, and we are well positioned to satisfy this growing demand.

SPN gross profit(4) accounted for approximately 32% of SQM’s consolidated gross margin for the six months ended June 30, 2016.

Iodine and Derivatives

Revenues from sales of iodine and derivatives during the six months ended June 30, 2016 totaled US$118.6 million, a decrease of 14.8% compared to US$139.2 million reported for the six months ended June 30, 2015.

Iodine and derivatives revenues for the second quarter of 2016 amounted to US$60.3 million, a decrease of 8.2% compared to US$65.6 million recorded during the second quarter of 2015.

Iodine and Derivative Sales Volumes and Revenues:

		1H2016	1H2015	2016/2015
Iodine and Derivatives	Th. MT	4.9	4.8	0.1	3%
Iodine and Derivatives Revenues	MUS$	118.6	139.2	-20.6	-15%

		2Q2016	2Q2015	2016/2015
Iodine and Derivatives	Th. MT	2.6	2.3	0.3	13%
Iodine and Derivatives Revenues	MUS$	60.3	65.6	-5.3	-8%

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Lower iodine revenues were the result of lower prices. We continue to see a downward trend in iodine pricing, and during the second quarter of 2016, average prices reached US$23/kilogram, a decrease of almost 5% compared to the first quarter of 2016.

Sales volumes for the second quarter of 2016 were up over 12% compared to the second quarter of 2015, and increased approximately 8% compared to the first quarter of this year. While we expect the second quarter to be our strongest quarter in terms of sales volumes, we expect to sell approximately 9,500 MT of iodine and derivatives in 2016. We maintain our view that global iodine demand growth will be around 2% for this year.

Gross profit for the Iodine and Derivatives segment accounted for approximately 8% of SQM’s consolidated gross margin for the six months ended June 30, 2016.

Lithium and Derivatives

Revenues for lithium and derivatives totaled US$192.8 million during the six months ended June 30, 2016, an increase of 92.1% compared to US$100.4 million recorded for the six months ended June 30, 2015.

Revenues for lithium and derivatives during the second quarter of 2016 increased 119.9% compared to the second quarter of 2015. Total revenues amounted to US$113.9 million during the second quarter of 2016, compared to US$51.8 million in the second quarter of 2015.

Lithium and Derivatives Sales Volumes and Revenues:

		1H2016	1H2015	2016/2015
Lithium and Derivatives	Th. MT	23.0	17.6	5.5	31%
Lithium and Derivatives Revenues	MUS$	192.8	100.4	92.4	92%

		2Q2016	2Q2015	2016/2015
Lithium and Derivatives	Th. MT	12.1	8.9	3.2	36%
Lithium and Derivatives Revenues	MUS$	113.9	51.8	62.1	120%

The significant increase in revenues from sales of lithium during the first half of 2016 was the result of both higher sales volumes and significantly higher prices. Average prices for this business line increased close to 30% compared to the first quarter of 2016.

We continue to see very strong demand in the lithium market, primarily driven by batteries, and we estimate that global demand growth for this year could exceed 10% compared to 2015. Future pricing in this market will depend on new supply that enters the market. During 2016, we expect to see additional supply from Argentina and Australia; furthermore, we expect to increase our own sales volumes over 25% this year when compared to 2015.

Looking more long-term, we continue to move forward with our plans to develop the Caucharí-Olaroz lithium project in Argentina. This project will bring a total capacity of 50,000MT to the market; we hope to begin construction during the first half of 2017.

Gross profit for the Lithium and Derivatives segment accounted for approximately 47% of SQM’s consolidated gross margin for the six months ended June 30, 2016.

Potassium: Potassium Chloride & Potassium Sulfate (MOP & SOP)

Potassium chloride and potassium sulfate revenues for the six months ended June 30, 2016 totaled US$181.6 million, a 17.6% decrease compared to the six months ended June 30, 2015, when revenues amounted to US$220.4 million.

Potassium chloride and potassium sulfate revenues decreased 26.6% in the second quarter of 2016, reaching US$97.3 million, compared to US$132.5 million for the second quarter of 2015.

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Potassium Chloride & Potassium Sulfate Sales Volumes and Revenues:

		1H2016	1H2015	2016/2015
Potassium Chloride and Potassium Sulfate	Th. MT	660.3	577.8	82.5	14%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	181.6	220.4	-38.8	-18%

		2Q2016	2Q2015	2016/2015
Potassium Chloride and Potassium Sulfate	Th. MT	375.1	362.9	12.2	3%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	97.3	132.5	-35.2	-27%

Revenues in the potassium chloride and potassium sulfate business line were impacted by potassium chloride prices. Average prices from the potassium chloride and potassium sulfate business line fell approximately 29%, reaching US$260/MT during the second quarter of 2016 when compared to the second quarter of 2015. However, the average price for potassium chloride fell to just below US$240/MT. Following the closure of contracts between other potash producers and China, we have seen some price recovery in recent months, and we expect an increase in average prices of potassium chloride during the second half of the year.

Sales volumes increased over 14% during the second half of 2016 when compared to the same period last year. Second quarter volumes were the highest quarterly volumes seen during the past two years. We expect sales volumes in 2016 to increase over 20% compared to sales volumes seen last year.

Current estimates for global potash demand in 2016 range between 58 and 59 million tons, which is higher than the 2015 figure.

Gross profit for potassium chloride and potassium sulfate accounted for approximately 10% of SQM’s consolidated gross margin for the six months ended June 30, 2016.

Industrial Chemicals

Industrial chemicals revenues for the six months ended June 30, 2016 reached US$30.5 million, 41.8% lower than US$52.5 million recorded for the six months ended June 30, 2015.

Revenues for the second quarter of 2016 totaled US$13.6 million, a decrease of 51.5% compared to the revenue figures for second quarter of 2015 of US$28.0 million.

Industrial Chemicals Sales Volumes and Revenues:

		1H2016	1H2015	2016/2015
Industrial Nitrates	Th. MT	37.3	68.0	-30.7	-45%
Industrial Chemicals Revenues	MUS$	30.5	52.5	-22.0	-42%

		2Q2016	2Q2015	2016/2015
Industrial Nitrates	Th. MT	16.9	35.6	-18.6	-52%
Industrial Chemicals Revenues	MUS$	13.6	28.0	-14.4	-52%

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Lower revenues in the industrial chemicals business line were the result of lower sales volumes, sales volumes decreased approximately 45% mainly explained by the fact that we did not have sales of solar salts during the first half of 2016. We have signed contracts for approximately 70,000MT of solar salts which we expected to deliver in 2016, we now believe that the majority of these deliveries could be delayed until 2017.

Gross profit for the Industrial Chemicals segment accounted for approximately 3% of SQM’s consolidated gross margin for the six months ended June 30, 2016.

Other Commodity Fertilizers & Other Income

Revenues from sales of other commodity fertilizers and other income reached US$25.8 million in the six months ended June 30, 2016, higher than the US$24.0 million for the six months ended June 30, 2015.

Financial Information

Capital Expenditures

After several years of significant investment, we have reached the capacity levels that we set out to achieve. Capex for 2016 is expected to reach approximately US$150 million, and the majority of these expenses will be related to maintenance.

With respect to the potassium nitrate expansion we announced earlier this year, we have begun the design of the new plant, and we expect to begin construction in 2017. This plant will use part of the productive assets at the Pedro de Valdivia site, which will allow the Company to significantly reduce the total investment required for this project. We expect the total investment required for this new plant will be approximately US$140 million; these amounts should be reflected in the 2017 and 2018 capex. Production is expected to begin in mid-2018.

Administrative Expenses

Administrative expenses totaled US$40.8 million (4.6% of revenues) for the six months ended June 30, 2016, compared to US$44.5 million (5.1% of revenues) recorded during the six months ended June 30, 2015.

Net Financial Expenses

Net financial expenses for the six months ended June 30, 2016 were US$25.8 million, compared to US$29.0 million recorded for the six months ended June 30, 2015.

Income Tax Expense

Income tax expense reached US$57.3 million for the six months ended June 30, 2016, representing an effective tax rate of 28.7%, compared to an income tax expense of US$55.7 million during the six months ended June 30, 2015. The Chilean corporate tax rate was 24.0% during the 2016 period and 22.5% during the 2015 period.

Other

The EBITDA(5) margin was approximately 39% for the six months ended June 30, 2016. EBITDA margin for the six months ended June 30, 2015 was approximately 37%.

Notes:

1)	Net income refers to the comprehensive income attributable to controlling interests.
2)	Gross margin corresponds to consolidated revenues less total costs, including depreciation and amortization and excluding administrative expenses.
3)	Solar salts are a mix of 60% sodium nitrate and 40% potassium nitrate used for thermal energy storage.
4)	A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining. crushing. leaching. etc.) which are distributed among the different final products. To estimate gross profit by business line in both periods covered by this report, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.
5)	EBITDA = gross profit - administrative expenses + depreciation and amortization. EBITDA margin = EBITDA/revenues.

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About SQM

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 110 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses include:

•	Low production costs based on vast and high quality natural resources;
•	Know-how and its own technological developments in its various production processes;
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs;
•	High market share in all its core products;
•	International sales network with offices in 20 countries and sales in over 110 countries;
•	Synergies from the production of multiple products that are obtained from the same two natural resources;
•	Continuous new product development according to the specific needs of its different customers;
•	Conservative and solid financial position.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

For media inquiries, contact:

Carolina García Huidobro / carolina.g.huidobro@sqm.com

Alvaro Cifuentes / Alvaro.cifuentes@sqm.com

Tamara Rebolledo / Tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

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Balance Sheet

(US$ Millions)	As of Jun. 30,	As of Dec. 31,
	2016	2015

Total Current Assets	2,324.7	2,696.9
Cash and cash equivalents	583.0	527.3
Other current financial assets	231.6	636.3
Accounts receivable (1)	384.5	402.1
Inventory	1,017.9	1,003.8
Others	107.7	127.4

Total Non-current Assets	1,914.5	1,946.9
Other non-current financial assets	2.7	0.5
Investments in related companies	115.1	79.3
Property, plant and equipment	1,621.6	1,683.6
Other Non-current Assets	175.1	183.5

Total Assets	4,239.2	4,643.8

Total Current Liabilities	570.6	702.9
Short-term debt	242.7	402.0
Others	327.9	300.9

Total Long-Term Liabilities	1,347.8	1,540.5
Long-term debt	1,097.2	1,290.2
Others	250.6	250.3

Shareholders' Equity before Minority Interest	2,260.9	2,339.8

Minority Interest	60.0	60.6

Total Shareholders' Equity	2,320.9	2,400.4

Total Liabilities & Shareholders' Equity	4,239.2	4,643.8

Liquidity (2)	4.1	3.8

(1)	Accounts receivable + accounts receivable from related companies
(2)	Current assets / current liabilities

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Income Statement
			For the six months ended Jun. 30,
(US$ Millions)	For the 2nd quarter
	2016	2015	2016	2015

Revenues	489.6	484.3	881.5	871.8

Specialty Plant Nutrition (1)	191.1	192.2	332.2	335.3
Iodine and Iodine Derivatives	60.3	65.6	118.6	139.2
Lithium and Lithium Derivatives	113.9	51.8	192.8	100.4
Industrial Chemicals	13.6	28.0	30.5	52.5
Potassium Chloride & Potassium Sulfate	97.3	132.5	181.6	220.4
Other Income	13.4	14.2	25.8	24.0

Cost of Goods Sold	(281.8)	(254.3)	(500.0)	(509.1)
Depreciation and Amortization	(60.9)	(65.4)	(121.0)	(67.4)

Gross Profit	146.9	164.6	260.5	295.3

Administrative Expenses	(22.7)	(23.4)	(40.8)	(44.5)
Financial Expenses	(15.0)	(18.0)	(32.4)	(35.0)
Financial Income	2.3	2.7	6.6	6.0
Exchange Difference	2.6	(12.9)	(1.6)	(3.2)
Other	2.9	(1.2)	7.4	(7.2)

Income Before Taxes	117.0	111.8	199.7	211.4

Income Tax	(33.3)	(27.9)	(57.3)	(55.7)

Net Income before minority interest	83.7	83.9	142.4	155.7

Minority Interest	(0.7)	(0.6)	(0.8)	(0.8)

Net Income	83.1	83.2	141.6	154.9
Net Income per Share (US$)	0.32	0.32	0.54	0.59

(1) Includes other specialty fertilizers

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: August 24, 2016

/s/ Ricardo Ramos

By: Ricardo Ramos

CFO & Vice President of Corporate Services

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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